    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         ZEBRA TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                       36-6966580
 (State or other jurisdiction          (I.R.S. Employer
              of
incorporation or organization)       Identification No.)

 333 CORPORATE WOODS PARKWAY, VERNON HILLS, ILLINOIS 60061-3109, (847) 634-6700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                                 EDWARD KAPLAN
 333 CORPORATE WOODS PARKWAY, VERNON HILLS, ILLINOIS 60061-3109, (847) 634-6700 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                            ------------------------
                                   COPIES TO:

        MATTHEW S. BROWN, ESQ.                     ROBERT F. WALL, ESQ.
      MARGUERITE M. ELIAS, ESQ.                R. CABELL MORRIS, JR., ESQ.
        Katten Muchin & Zavis                        Winston & Strawn
  525 West Monroe Street, Suite 1600               35 West Wacker Drive
       Chicago, Illinois 60661                   Chicago, Illinois 60601
            (312) 902-5200                            (312) 558-5600

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED         PER SHARE         OFFERING PRICE     REGISTRATION FEE
Class A Common Stock, $.01 par             2,364,795
  value..............................      shares(1)           $31.125(2)         $73,604,244           $22,305

(1) Includes 308,451 shares to be offered upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 on the basis of the average of the high and low prices of the Class A Common Stock on the Nasdaq National Market on August 5, 1997.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 11, 1997
PROSPECTUS

                                2,056,344 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

    All of the 2,056,344 shares of Class A Common Stock offered hereby are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The Class A Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "ZBRA." On August 8, 1997, the closing price of the Class A Common Stock as reported by Nasdaq was $31.25 per share. See "Price Range of Common Stock and Dividends."

    All of the shares being sold by the Selling Stockholders are shares of Class B Common Stock, which will automatically convert into shares of Class A Common Stock upon their sale in this offering. The holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                 PROCEEDS TO
                                                        PRICE TO           UNDERWRITING            SELLING
                                                         PUBLIC             DISCOUNT(1)        STOCKHOLDERS(2)
Per Share........................................           $                    $                    $
Total(3).........................................           $                    $                    $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, payable by the Selling Stockholders, estimated at $200,000.

(3) Certain of the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 308,451 additional shares of Class A Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount
    and Proceeds to Selling Stockholders will be $        , $        and
    $        , respectively.

    The Class A Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of certificates representing
the shares will be made on or about August   , 1997.

WILLIAM BLAIR & COMPANY
                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                                           MONTGOMERY SECURITIES

                 THE DATE OF THIS PROSPECTUS IS AUGUST   , 1997

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Copies of reports, proxy and information statements and other information regarding registrants that file electronically (including the Company) are available on the Commission's website at http://www.sec.gov.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (2) the Company's quarterly reports on Form 10-Q for the fiscal quarters ended March 29, 1997 and June 28, 1997; and

    (3) the description of the Company's Class A Common Stock contained in the registration statement on Form 8-A filed by the Company with the Commission on July 15, 1991.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Zebra Technologies Corporation, 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061, Attention: Secretary (telephone: (847) 634-6700).

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "UNDERWRITING."

                                  THE COMPANY

    Zebra Technologies Corporation ("Zebra" or the "Company") provides bar code labeling solutions, principally to manufacturing and service entities worldwide, for use in automatic identification and data collection systems. The Company designs, manufactures, sells and supports a broad line of computerized label/ticket printing systems and related specialty supplies. The Company's equipment is designed to operate at the user's location to produce and dispense high quality bar coded labels in extremely time-sensitive and physically demanding environments. Zebra's solutions approach integrates its applications expertise, computerized printing systems, specialty supplies and software. Applications for the Company's systems include inventory control, automated warehousing, JIT (Just-In-Time) manufacturing, CIM (Computer Integrated Manufacturing), employee time and attendance records, weighing systems, tool room control, shop floor control, library systems, prescription labeling and scientific experimentation.

    The Company's net sales from continuing operations have grown from $58.7 million in 1992 to $164.0 million in 1996, a compound annual growth rate of 29.3%, while net income from continuing operations in the same period has grown from $11.8 million to $30.9 million, a compound annual growth rate of 27.1%. Management believes that Zebra's success results from its reputation for reliable and durable products and its focus on providing bar code labeling solutions for its customers. The Company estimates that over 250,000 Zebra bar code printing systems are presently installed at approximately 25,000 user sites around the world. Approximately 47.2% of the Company's net sales from continuing operations for the six months ended June 28, 1997 was generated from sales to international customers, as compared to 45.4% for the six months ended June 29, 1996. The Company expects this percentage to continue to increase in the future.

    Zebra anticipates that its future growth will be enhanced by two continuing trends: bar code label standardization programs and the focus of businesses worldwide on improving quality and productivity. Industry mandated standardization has been a major catalyst in the rapid development of bar coding, and management believes that the mandate of standards will continue to proliferate. Zebra also believes that increasing demands for improvements in productivity and quality in commercial and service organizations will lead to increased use of automatic identification systems.

                                  THE OFFERING

Class A Common Stock offered by the Selling
 Stockholders...................................  2,056,344 shares
Common Stock to be outstanding after the
 offering(1)....................................  19,058,686 shares of Class A Common Stock
                                                  5,199,060 shares of Class B Common Stock
                                                  24,257,746 total shares
Nasdaq National Market Symbol...................  ZBRA

------------------------

(1) Does not include 497,000 shares of Class A Common Stock reserved for issuance upon the exercise of certain options, at a weighted average exercise price of $23.03 per share, and 452,000 shares available for future grant under the Company's stock option and stock purchase plans.

    The Company was founded in 1969 and its principal executive office is located at 333 Corporate Woods Parkway, Vernon Hills, Illinois 60061, telephone
(847) 634-6700. The Company's website address is http://www.ZEBRA.COM. The Company's website is not and shall not be deemed to be a part of this Prospectus. The Company is a Delaware corporation.

    IBM is a registered trademark of International Business Machines Corporation, UNIX is a registered trademark of Novell, Inc., MS/DOS and Windows are registered trademarks of Microsoft Corporation and MAC is a registered trademark of Apple Computer. The Company, through its subsidiary Zebra Domestic Intangibles, Inc., currently holds U.S. trademarks on the words "STRETCH," "Value-Line," "Performance Line," "170Xi," "140Xi" and "90Xi," and holds U.S. registered trademarks on the Company's Zebra head logo and the words or marks "Zebra," "ZPL," "ZPL II," "STRIPE," "Element Energy Equalizer," "E3," and "Z Ultimate." The Company, through its subsidiary Zebra International Intangibles, Inc., holds trademarks on the word "Zebra" and the Company's Zebra head logo in France, Canada, Germany, the United Kingdom, Sweden and China.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, POTENTIAL PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY, ITS BUSINESS AND THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY:

    RISK OF PRODUCT INTRODUCTIONS AND NEW TECHNOLOGY. While the Company believes that thermal transfer printing will be the method of choice in its target markets for the foreseeable future, development of a new technology which better serves customers in these target markets and in which the Company does not participate could have a material adverse effect on the Company's operations and growth. See

"-- Competition" and "Business -- Products." Furthermore, the Company's markets have frequent new product introductions and increasing customer expectations concerning product performance and price. As a result of these factors the Company believes that its future growth and financial performance will depend upon the Company's ability to develop and market new products that achieve market acceptance, while enhancing existing products to accommodate the latest technological advances and customer preferences. Failure by the Company to anticipate or respond adequately to change in technology or customer preferences or any significant delays in product development or introduction could adversely affect the Company's business, financial condition or results of operations. In addition, there can be no assurance that new product introductions will not result in a decrease in revenues from the Company's existing products or otherwise adversely affect the Company's business, financial condition or results of operations.

    COMPETITION. Many companies are engaged in the design, manufacture and marketing of automatic identification equipment. The Company considers its direct competition to be the providers of thermal transfer and direct thermal printing systems and supplies to the demand printing environment. Several of these providers have substantially greater resources than the Company. Competition in the Company's market depends on a number of factors, including reliability, quality and reputation of the manufacturer and its products, hardware innovations and specifications, price, level of technical support, supplies and applications support offered by the manufacturer and available distribution channels. In addition, various other methods of bar code printing exist, although the Company believes that thermal transfer printing offers clear advantages over such other methods for the Company's target markets.

    INTERNATIONAL OPERATIONS. Sales to international customers generated 47.2% of Zebra's net sales from continuing operations in the six months ended June 28, 1997 and 45.4% of its net sales from continuing operations in the six months ended June 29, 1996, and the Company expects this percentage to continue to increase in the future. In connection with international sales, fluctuations in currency conversion rates can expose the Company's products to price competition from products produced at lower costs in foreign countries and can otherwise affect the Company's results of operations and financial position. In addition, some of the Company's vendors are located in foreign countries and therefore base their pricing, in part, on currency exchange rates. The Company has engaged, and may engage in the future, in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's results of operations and financial position. However, there can be no assurance that any such hedging transactions will materially reduce the effect of foreign currency exchange rates on such results. The Company is also subject to certain other risks inherent in international business generally, including risks of trade embargoes, political instability and the possibility of war or other hostility.

    ACQUISITIONS. The Company regularly reviews acquisition opportunities which if pursued would be material to the Company, including one previously contemplated merger which was publicly disclosed but not consummated. To date, the Company's management has had limited experience in making acquisitions. Acquisitions involve a number of special risks and challenges, including the diversion of management's attention, assimilation of the operations and personnel of acquired companies, incorporation of acquired products into existing product lines, adverse short-term effects on reported operating results, amortization of acquired intangible assets, assumption of the liabilities of acquired companies, possible loss of key employees and difficulty of presenting a unified corporate image. No assurance can be given that any potential acquisition by the Company will or will not occur, or that, if an acquisition does occur, it will not ultimately have a material adverse effect on the Company or that any such acquisition will succeed in enhancing the Company's business. For example, the Company recently discontinued the operations of its subsidiary, Zebra Technologies VTI ("VTI"), which was acquired in 1995 and which did not achieve management's expectations.

    RISK OF LIMITED SUPPLY SOURCES. The Company purchases certain parts and supplies from a limited number of vendors and in some instances from a single vendor. The Company currently relies on a primary source of supply, Kyocera Corporation, a publicly held Japanese corporation, for the majority of its thermal and thermal transfer printheads. Although management has taken what it believes are adequate precautions to limit the risk of short supplies, including maintaining adequate safety stocks, the Company could be vulnerable to limits in availability and changes in pricing and could experience delays in manufacturing and shipping in the event the Company is required to find new suppliers for any of these parts. Such delays could adversely affect the Company's business, financial condition or results of operations. See "Business -- Manufacturing."

    DEPENDENCE ON KEY PERSONNEL. The Company's success is largely dependent on the skills, experience and efforts of its senior management and certain other key personnel. If, for any reason, one or more key personnel were not to remain active in the Company, the Company's business, financial condition or results of operations could be adversely affected. Mr. Edward Kaplan assumed the responsibilities of President of the Company in April, 1997 on an interim basis. The Company is currently conducting an executive search for President of the Company and for a Vice President of Engineering to succeed Mr. Gerhard Cless, who currently serves as Executive Vice President of Engineering. The Company's future success will depend upon its ability to attract and retain additional qualified management, technical and marketing personnel. There is competition in the market for the services of such qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel. A failure to attract and retain such personnel could adversely affect the Company's business, financial condition or results of operations.

    CONTROL BY EXISTING STOCKHOLDERS. The Company's executive officers, directors, and their families and family trusts, will in the aggregate beneficially own substantially all of the outstanding Class B Common Stock, which will represent approximately 21.4% of the Company's outstanding shares, and approximately 73.2% of the voting power, of Common Stock after this offering. Holders of the Class B Common Stock are entitled to 10 votes per share, while holders of the Class A Common Stock are entitled to only one vote per share. As a result, the stockholders of the Class B Common Stock, if acting together, would be able effectively to control most matters requiring approval by the stockholders of the Company, including the election of all of the directors. If at any time the number of outstanding shares of Class B Common Stock represents less than 10% of the total number of outstanding shares of both classes of Common Stock, then such outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of Class A Common Stock. Certain provisions of the Company's by-laws and certificate of incorporation could have the effect of delaying, deferring or preventing a change in control of the Company. Such ownership could result in conflicts of interest for such directors, officers and stockholders in situations where the Company's interests and those of such other companies are not identical.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

    Forward looking statements contained in this Prospectus are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors which could cause actual results to differ materially from those reflected in such forward looking statements. The factors include those indicated in "Risk Factors" above. Also, profit will be affected by the Company's ability to control manufacturing and operating costs. Due to the Company's large investment portfolio, interest rate conditions will also have an impact on results, as will foreign exchange rates due to the large percentage of the Company's sales in international markets. When used in this document and documents referenced, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company or its management are included to identify such forward looking statements.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Selling Stockholders."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's Class A Common Stock is quoted on the Nasdaq National Market under the symbol ZBRA. The following table sets forth, for the quarters indicated, the high and low closing prices as reported by Nasdaq.

                                                                                                 MARKET PRICE
                                                                                             ---------------------
                                                                                                HIGH        LOW
                                                                                             ----------  ---------
1995
  First Quarter............................................................................  $  21.38    $  18.13
  Second Quarter...........................................................................     27.13       19.50
  Third Quarter............................................................................     32.00       26.63
  Fourth Quarter...........................................................................     34.50       23.38
1996
  First Quarter............................................................................     35.25       25.25
  Second Quarter...........................................................................     27.88       17.75
  Third Quarter............................................................................     26.25       15.50
  Fourth Quarter...........................................................................     31.50       23.13
1997
  First Quarter............................................................................     27.25       21.38
  Second Quarter...........................................................................     32.00       21.50
  Third Quarter (through August 8, 1997)...................................................     33.13       27.44

    On August 8, 1997, the last reported sales price of the Class A Common Stock was $31.25 and there were 534 and 14 holders of record of the Company's Class A Common Stock and Class B Common Stock, respectively.

    Since the Company's initial public offering in August 1991, the Company has not declared any cash dividends or distributions on its capital stock. The Company currently intends to retain its earnings to finance future growth and therefore does not anticipate paying any cash dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

    The following table presents selected consolidated financial information for the Company's five most recent fiscal years and for the six-month periods ended June 29, 1996 and June 28, 1997. In addition, the table presents the unaudited pro forma results of operations for the fiscal years ended December 31, 1995 and 1996 giving effect to the discontinuance of the Company's VTI subsidiary, which was acquired in July 1995. The Company made the decision to discontinue the operations of VTI in June 1997. The unaudited consolidated financial information for the six-month periods ended June 29, 1996 and June 28, 1997 include the effects of the discontinuance. The selected data presented below under the "Statement of Earnings Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1996, are derived from the consolidated financial statements of Zebra Technologies Corporation, which statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 are included in the Company's Annual Report on Form 10-K and are incorporated by reference to this Prospectus, together with the report of KPMG Peat Marwick LLP thereon. In the opinion of the Company, the information for the interim periods ended June 29, 1996 and June 28, 1997, which is derived from unaudited consolidated financial statements, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position of the Company at such dates and the results of operations for such periods. Results from the interim periods are not necessarily indicative of the results for the entire year.

                                                         YEARS ENDED                                                 YEARS
                                  ---------------------------------------------------------    SIX MONTHS ENDED      ENDED
                                                                       PRO FORMA  PRO FORMA  --------------------  ---------
                                   DEC. 31,     DEC. 31,    DEC. 31,   DEC. 31,   DEC. 31,   JUNE 29,   JUNE 28,   DEC. 31,
                                     1992         1993        1994      1995(1)    1996(1)     1996       1997       1995
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
  Net sales.....................   $  58,711    $  87,456   $ 107,103  $ 145,348  $ 163,980  $  75,446  $  88,853  $ 148,593
  Cost of sales.................      29,719       43,889      55,080     76,241     85,302     39,429     44,124     77,606
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit................      28,992       43,567      52,023     69,107     78,678     36,017     44,729     70,987
  Operating expenses:
    Sales and marketing.........       6,632        9,204       9,011     12,421     15,445      7,370      8,945     14,527
    Research and development....       3,385        4,619       5,835      7,771      9,615      5,864      5,167      8,185
    General and
      administrative............       3,568        4,847       6,834      8,934     11,155      5,647      6,917      9,722
    Merger costs................      --           --          --         --            315     --         --         --
    Acquired in-process
      technology (2)............      --           --          --         --          1,117      1,114     --          6,028
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Total operating expenses......      13,585       18,670      21,680     29,126     37,647     19,995     21,029     38,462
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations........      15,407       24,897      30,343     39,981     41,031     16,022     23,700     32,525
  Total other income (3)........       2,426        3,571       2,533      5,444      6,358      2,811      9,358      5,448
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes....      17,833       28,468      32,876     45,425     47,389     18,833     33,058     37,973
  Income taxes..................       5,990       10,213      11,803     15,851     16,536      6,343     11,887     15,409
                                  -----------  -----------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income....................   $  11,843    $  18,255   $  21,073                                              $  22,564
                                  -----------  -----------  ---------                                              ---------
                                  -----------  -----------  ---------                                              ---------
  Net income from continuing
    operations..................                                          29,574     30,853     12,490     21,171
  Discontinued operations:
    Loss from discontinued
      operations (4)............                                          (7,010)    (1,938)      (981)    (1,692)
    Loss on disposal of
      discontinued operations
      (5).......................                                          --         --         --           (963)
                                                                       ---------  ---------  ---------  ---------
  Net income....................                                       $  22,564  $  28,915  $  11,509  $  18,516
                                                                       ---------  ---------  ---------  ---------
                                                                       ---------  ---------  ---------  ---------
  Net income per share..........        $.49         $.76        $.88                                                   $.94
  Net income per share from
    continuing operations.......                                           $1.23      $1.27       $.52       $.87
Weighted average shares
  outstanding...................      23,958       23,982      24,034     24,113     24,203     24,194     24,242     24,113
BALANCE SHEET DATA (AT PERIOD
  END):
  Working capital...............  $   39,390   $   55,972   $  76,241                        $ 111,981  $ 145,218  $  99,833
  Total assets..................      54,845       76,697      95,043                          139,364    180,904    131,071
  Long-term obligations.........         347          293         236                            2,147        295      2,177
  Total stockholders' equity....      42,177       60,635      82,032                          121,855    157,385    108,206


                                  DEC. 31,
                                    1996
                                  ---------

STATEMENT OF EARNINGS DATA:
  Net sales.....................  $ 169,715
  Cost of sales.................     87,796
                                  ---------
    Gross profit................     81,919
  Operating expenses:
    Sales and marketing.........     18,429
    Research and development....     10,452
    General and
      administrative............     13,388
    Merger costs................        315
    Acquired in-process
      technology (2)............      1,117
                                  ---------
  Total operating expenses......     43,701
                                  ---------
  Income from operations........     38,218
  Total other income (3)........      6,418
                                  ---------
  Income before income taxes....     44,636
  Income taxes..................     15,721
                                  ---------
  Net income....................  $  28,915
                                  ---------
                                  ---------
  Net income from continuing
    operations..................
  Discontinued operations:
    Loss from discontinued
      operations (4)............
    Loss on disposal of
      discontinued operations
      (5).......................

  Net income....................

  Net income per share..........      $1.19
  Net income per share from
    continuing operations.......
Weighted average shares
  outstanding...................     24,203
BALANCE SHEET DATA (AT PERIOD
  END):
  Working capital...............  $ 128,803
  Total assets..................    163,283
  Long-term obligations.........      2,326
  Total stockholders' equity....    140,456

                                                     FOOTNOTES ON FOLLOWING PAGE

FOOTNOTES FOR PRECEDING PAGE
------------------------------
(1) As of June 28, 1997, the Company made the decision to discontinue the operations of its VTI subsidiary. VTI was acquired in July 1995.

(2) In conjunction with the acquisition of VTI in July 1995, acquired in-process technology valued at $6,028,000 was expensed immediately. In conjunction with the purchase of Fenestra Computer Services in February 1996, acquired in-process technology valued at $1,114,000 was expensed immediately.

(3) Other income includes a one-time gain of $5,458,000 during the first quarter of 1997 from the sale of the Company's investment in Norand Corporation common stock.

(4) Loss from discontinued operations is net of an income tax benefit of $564,000, $1,075,000, $579,000, and $1,213,000, respectively.

(5) Loss on disposal of discontinued operations includes a provision of $1,819,000 for operating losses during the phase-out period (net of an income tax benefit of $615,000).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONTINUING OPERATIONS FOR SIX MONTHS ENDED JUNE 28, 1997 COMPARED TO
  SIX MONTHS ENDED JUNE 29, 1996

    REVENUES. Net sales for the six months ended June 28, 1997 increased by 17.8% to $88,853,000 versus net sales of $75,446,000 for the six months ended June 29, 1996. This sales increase for the period is attributed to unit growth in all product categories, as the average unit price of printer products has decreased due to product mix changes. Printer sales increased by 20.2% and supplies sales by 10.6% over the six months ended June 29, 1996, bringing printer sales to 74.4% and supplies sales to 23.2% of consolidated net sales, respectively, for the six months ended June 28, 1997 versus 72.9% and 24.8% for the comparable period of 1996. Approximately 47.2% of net sales during the six months ended June 28, 1997 were derived from international sources as compared to 45.4% during the comparable period in 1996.

    GROSS PROFIT. Gross profit increased to $44,729,000 for the six months ended June 28, 1997, a 24.2% gain over the gross profit of $36,017,000 for the six months ended June 29, 1996. As a percentage of net sales, gross profit increased 2.6% to 50.3% during the six months ended June 28, 1997 from 47.7% in the six months ended June 29, 1996. This increase for the period is principally due to decreased costs of materials used in high volume printer parts plus a favorable product mix within the Company's printer products and a lower percentage of supplies sales.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses of $8,945,000 were up 21.4% in the six month ended June 28, 1997 compared to $7,370,000 in the comparable period in 1996. As a percentage of net sales, sales and marketing expenses increased slightly during the six months ended June 28, 1997 to 10.1% from 9.8% for the same period last year. Increased spending is principally due to increased staffing, advertising, public relations, and outside consulting services. These expense increases were offset in part by reductions in warranty and travel.

    RESEARCH AND DEVELOPMENT. Research and development expenses for the six months ended June 28, 1997 decreased by 11.9% to $5,167,000 versus $5,864,000 for the six months ended June 29, 1996. As a percentage of net sales, research and development expenses decreased 2.0% to 5.8% for the six months ended June 28, 1997 from 7.8% for the six months ended June 29, 1996. Decreases resulted from reductions in unusually high development costs in prior periods to more normal levels in the current period.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the six months ended June 28, 1997 increased by 22.5% to $6,917,000 as compared to $5,647,000 during the six months ended June 29, 1996. As a percentage of net sales, general and administrative expenses increased slightly to 7.8% for the six months ended June 28, 1997 from 7.5% for the comparable prior period. The increase in general and administrative expenses on both a dollar and percentage basis was primarily the result of increases in staffing, depreciation, and building expenses. The increases were offset in part by reductions in mainframe computer expenses. Both periods include the amortization of intangible assets and goodwill for the acquisition of the assets of Fenestra Computer Services, as described in the Liquidity and Capital Resources section below.

    INCOME FROM OPERATIONS. Income from operations for the six months ended June 28, 1997 increased by $7,678,000 or 47.9% to $23,700,000 compared to
$16,022,000 for the six months ended June 29, 1996. As a percentage of net sales, income from operations increased to 26.7% for the six months ended June 28, 1997, as compared to 21.2% for the period ended June 29, 1996. These increases were due to higher gross profits and to the $1,114,000 non-recurring write-off of acquired in-process technology in the six months ended June 29, 1996 which resulted from the Company's acquisition of Fenestra Computer Services.

    OTHER INCOME. Other income, which consists of investment income and gains on the sales of securities (net of interest expense), increased by 232.9% in the six months ended June 28, 1997 to $9,358,000, from $2,811,000 in the six months ended June 29, 1996. The substantial increase in investment income was largely the result of a one-time gain of $5,458,000 from the sale of 350,000 shares of Norand Corporation common stock, which was purchased in October of 1995 when management briefly considered Norand a possible acquisition candidate, and to a lesser extent, was the result of the Company's larger cash and marketable securities balances invested and its higher rate of return on such investments.

    INCOME BEFORE INCOME TAXES. Income before income taxes was $33,058,000 for the six months ended June 28, 1997 compared to $18,833,000 for the comparable period during 1996, an increase of $14,225,000 or 75.5%.

    PROVISION FOR INCOME TAXES. The provision for income taxes for the six months ended June 28, 1997 was $11,887,000 or 36.0% of income before income taxes. The provision for income taxes for the six months ended June 29, 1996 was $6,343,000, or 33.7% of income before income taxes. The increase in the effective rate in 1997 from 1996 was due to a decrease in tax-exempt income in the 1997 period compared with the 1996 period.

    NET INCOME. Net income for the six months ended June 28, 1997 was $21,171,000, or 23.8% of net sales, resulting in earnings per share of $.87 on 24,242,000 weighted average shares outstanding. Net income for the six months ended June 29, 1996 was $12,490,000, or 16.6% of net sales, resulting in earnings per share of $.52 on 24,194,000 weighted average shares outstanding.

    SETTLEMENT. As of June 28, 1997, the Company settled litigation between Zebra and Messrs. Carter and Flury, the former officers and principals of VTI. The legal actions initiated in March 1996 have been settled out of court. Terms are confidential and all payments have been completed. The Company acquired VTI in July 1995. At the time of the acquisition an accrual for future payments due to the officers and management of VTI was established. The amounts originally accrued for Messrs. Carter and Flury were adequate to cover the settlement amounts. In connection with the settlement of the litigation, the Company reduced long-term liabilities by $1,999,000 and paid-in capital by $1,372,000.

    DISCONTINUANCE OF OPERATIONS. As of June 28, 1997, the Company made the decision to discontinue the operations of its VTI subsidiary. The discontinuance of VTI and the related PC retail channel will be completed during the third quarter of 1997. Net of income tax benefits, a one-time charge of $2,655,000, was recorded in the six months ended June 28, 1997 related to the discontinuance of VTI and the Company's presence in the PC retail channel. The one-time charge includes a provision for expected product returns from present retail channel partners, a provision for slow moving/obsolete product, and provisions for estimated contingent liabilities. As part of recording the provisions and charges, the related remaining goodwill and intangible assets were written off as part of the discontinued operation charge. The transition of remaining salable products and the business records and duties will be made during the third quarter of 1997 to appropriate personnel at the Company's Vernon Hills facility.

RESULTS OF OPERATIONS FOR 1996 COMPARED TO 1995 AND 1995 COMPARED TO 1994.

    The following paragraphs reflect the Company's historical results of operations, excluding the effects of the discontinuance of VTI. The impact of the discontinuance is discussed below in the paragraph titled "Adjustments for discontinued operations."

    REVENUES. During 1996, Zebra's net sales were $169,715,000, increasing by 14.2% from net sales of $148,593,000 in 1995. Net sales in 1994 were $107,103,000. Net sales growth in both 1995 and 1996 is attributed to unit growth, as the average unit price of the Company's printer products declined due to the product mix changes and price reductions on certain products.

    PRINTERS VS. SUPPLIES. Zebra sells printer products, software and related supplies, which consist of self-adhesive labels and thermal transfer ribbons. In 1996, printer sales were $122,127,000 (72.0% of net sales), supplies sales were $39,561,100 (23.3% of net sales), and software and service revenues accounted for $8,027,000 (4.7% of net sales). In 1995, printer sales were $106,782,000
(71.9% of net sales), supplies sales were $36,033,000 (24.2% of net sales), and software and service revenues were $5,778,000 (3.9% of net sales). In 1994, printer sales were $74,686,000 (69.7% of net sales) and supplies sales were $30,140,000 (28.1% of net sales). The remaining 1994 sales consisted of service and other revenue sources.

    INTERNATIONAL SALES. Zebra products are sold through an international network of resellers in over 70 countries. International sales in 1996 were $75,055,000, an increase of 14.2% over 1995 international sales of $65,720,000. International sales comprised 44.2% of net sales in both years. In 1994, international sales were 39.8% of net sales, or $42,631,000. Management believes that international sales will continue to grow faster than domestic sales due to the lower penetration of bar code systems outside the United States.

    GROSS MARGINS. Gross margins increased slightly in 1996 to 48.3% of net sales, compared to 47.8% of net sales in 1995. Margins were 48.6% in 1994. The increase in gross margins in 1996 is attributed to the Company's increased sales in higher margin printers and software. Supplies sales, which is a lower portion of total sales in 1996, provide a lower gross margin than the other product lines.

    SALES AND MARKETING EXPENSES. Total sales and marketing expenses increased by $3,901,000 in 1996, to reach $18,429,000 or 10.8% of net sales, compared to 1995 expenses of $14,527,000 or 9.8% of net sales. In 1994, the Company incurred $9,011,000 of sales and marketing costs, or 8.4% of net sales. The increasing trend in sales and marketing expenses as a percentage of net sales over the past three years is principally the result of expenses related to development of the PC retail channel and expansion of the Company's sales infrastructure needed to support international sales, particularly with respect to Europe. The Company's acquisition of VTI in July of 1995, resulted in a significant expansion of sales and marketing expenses directly related to establishing and maintaining a position in the PC retail channel. In addition, the Company expanded its High Wycombe-based sales and marketing organization in order to support the growth of its distribution channels in Europe. These expenses included additional funds to promote the Zebra brand in specific national markets within Europe.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by 27.7% in 1996, to $10,452,000 from $8,185,000 in 1995, and $5,835,000 in 1994.
As a percentage of net sales, these expenses increased to 6.2% in 1996 compared to 5.5% in 1995, and 5.4% in 1994. The increase in research and development expenses as a percentage of sales was primarily the result of increased staffing to support new product development as the Company introduced a significant number of new products in 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by 37.7% to $13,388,000 or 7.9% of net sales in 1996, compared to $9,722,000, or 6.5% of net sales in 1995. Included among the 1996 expenses are $739,000 of amortization of intangible assets and goodwill resulting from the acquisitions of VTI and Fenestra Computer Services. In 1994, general and administrative expenses were $6,834,000, or 6.4% of net sales. The increased level of general and administrative expenses in 1996 and 1995 was caused principally by higher staffing levels plus increased usage of professional services. In addition, 1996 expenses include increased information systems costs related to the Company's enterprise-wide software implementation project.

    ACQUIRED IN-PROCESS TECHNOLOGY. The charge for acquired in-process technology in 1996 relates to the Company's acquisition of software technologies as part of the acquisition of Fenestra Computer Services in the first quarter of 1996. This acquisition was accounted for under the purchase method, which requires that the purchase price be allocated to the fair market value of the assets acquired. Among these assets was in-process technology (projects that had not reached technological feasibility and had no alternative future use) that was valued at $1,117,000. Accounting rules require that this asset be immediately expensed.

Intangible assets and goodwill resulting from the acquisition are being amortized over periods of between three and ten years.

    OTHER INCOME. Other income, which consists of investment income and gains on the sales of securities (net of interest expense), increased by 17.8% in 1996 to $6,418,000, from $5,448,000 in 1995. The substantial increase in investment income is the result of larger investment balances as well as the recognition of gains resulting from the liquidation of certain security positions in 1996. Other income in 1995 was up 115.1% from $2,533,000 in 1994, again, principally due to gains on the Company's investment portfolio.

    INCOME BEFORE INCOME TAXES. Income before income taxes for 1996 was $44,636,000, or 26.3% of net sales, an increase of 17.5% from $37,973,000, or
25.6% of net sales, in the previous year. In 1994, income before income taxes was $32,876,000, or 30.7% of net sales.

    PROVISION FOR INCOME TAXES. The provision for income taxes in 1996 was $15,721,000, or 35.2% of income before income taxes. The provision for income taxes in 1995 was $15,409,000, or 40.6% of income before income taxes. The decrease in the effective tax rate in 1996 from 1995 was due to the 1995 non-deductibility for tax purposes of the acquired in-process technology charge and goodwill amortization related to the acquisition of Vertical Technologies, Inc. Excluding these amounts, the Company's provision for taxes in 1995, would have been 34.8% of pre-tax income.

    NET INCOME. Net income in 1996 was $28,915,000, or $1.19 per share, based on 24,203,000 average shares outstanding. In 1995, net income was $22,564,000, or $0.94 per share, based on 24,113,000 average shares outstanding during the year. In 1994, net income was $21,073,000, or $0.88 per share, based on 24,034,000 average shares outstanding. Outstanding shares have all been adjusted for the two-for-one stock split effective December 28, 1995. As a percentage of net sales, net income increased for 1996 to 17.0% of net sales compared to 15.2% in 1995, and 19.7% in 1994. The decrease in net income as a percentage of sales in 1995 compared to 1994 was due to the increased operating expenses and write-off of acquired in-process technology related to the acquisition of Vertical Technologies, Inc., as previously described. Similar expenses and write-offs incurred in 1996 related to the acquisition of Fenestra Computer Services were considerably lower, and consequently, had less of an impact on net income.

    ADJUSTMENTS FOR DISCONTINUED OPERATIONS. As of June 28, 1997, the Company made the decision to discontinue the operations of VTI. The discussions above regarding the Company's 1995 and 1996 results are before adjustments relating to the discontinued operations of VTI. After giving effect to the reclassification of the VTI operations as discontinued operations, net income from continuing operations was $30,853,000 in 1996 and $29,574,000 in 1995; earnings per share from continuing operations were $1.27 in 1996 and $1.23 in 1995; net sales from continuing operations were $163,980,000 in 1996 and $145,348,000 in 1995; and 45.8% of such net sales was derived from international sales in 1996 as compared to 45.2% in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal source of liquidity continues to be cash generated from operations and its cash and marketable securities balances. At June 28, 1997, the Company had $111,752,000 in cash and marketable securities versus $94,540,000 at the end of 1996. The Company has a $6,000,000 unsecured line of credit plus an additional $4,000,000 unsecured revocable line of credit with its bank. These credit facilities are priced at either the prime rate or 150 basis points over the London Inter-bank Offer Rate (LIBOR), at the Company's discretion. As of June 28, 1997, the Company had no outstanding borrowings under its lines of credit. Capital expenditures in the six months ended June 28, 1997 and the fiscal year ended December 31, 1996 were $2,700,000 and $5,994,000, respectively, compared to $4,333,000 in 1995, and $2,116,000 in 1994.

    Effective February 16, 1996, the Company purchased the assets of Fenestra Computer Services, a UK partnership, in exchange for $1,314,000 paid with a combination of cash and Zebra Class A Common Stock. The transaction has been accounted for under the purchase method of accounting. Assets and liabilities, including software and hardware technology, and trade names were recorded at their respective fair market values with $1,117,000 assigned to acquired in-process technology based on an independent third-party appraisal. The entire amount of the acquired in-process technology was expensed in 1996.

    The Company has no commitments or agreements with respect to acquisitions or other significant capital expenditures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    Effective February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" ("EPS"). Implementation of SFAS No. 128 is required for the periods ending after December 15, 1997. The standard establishes new methods for computing and presenting EPS and replaces the presentation of primary and fully-diluted EPS with basic and diluted EPS. The new methods under this standard are not expected to have a significant impact on the Company's EPS amounts.

SIGNIFICANT CUSTOMER

    Sales to The Peak Technologies Group, Inc. ("Peak") accounted for more than 20.0% of the Company's total net sales in the fiscal year ended December 31, 1996 and 16.8% in the six months ended June 28, 1997. Peak was recently acquired by Moore Corporation. The Company believes it has an excellent long-term relationship with Peak. However, the effect which the acquisition will have on the Company's relationship with this customer--positive or negative--is currently unknown.

                                    BUSINESS

SUMMARY

    The Company provides bar code labeling solutions, principally to manufacturing and service entities worldwide, for use in automatic identification and data collection systems. The Company designs, manufactures, sells and supports a broad line of computerized label/ticket printing systems and related specialty supplies. The Company's equipment is designed to operate at the user's location to produce and dispense high quality bar coded labels in extremely time-sensitive and physically demanding environments. Zebra's solutions approach integrates its applications expertise, computerized printing systems, specialty supplies and software. Applications for the Company's systems include inventory control, automated warehousing, JIT (Just-In-Time) manufacturing, CIM (Computer Integrated Manufacturing), employee time and attendance records, weighing systems, tool room control, shop floor control, library systems, prescription labeling and scientific experimentation.

    The Company's net sales from continuing operations have grown from $58.7 million in 1992 to $164.0 million in 1996, a compound annual growth rate of 29.3%, while net income from continuing operations in the same period has grown from $11.8 million to $30.9 million, a compound annual growth rate of 27.1%. Management believes that Zebra's success results from its reputation for reliable and durable products and its focus on providing bar code labeling solutions for its customers. The Company estimates that over 250,000 Zebra bar code printing systems are presently installed at approximately 25,000 user sites around the world. Approximately 47.2% of the Company's net sales from continuing operations for the six months ended June 28, 1997 was generated from sales to international customers, as compared to 45.4% for the six months ended June 29, 1996. The Company expects this percentage to continue to increase in the future.

    Zebra anticipates that its future growth will be enhanced by two continuing trends: bar code label standardization programs and the focus of businesses worldwide on improving quality and productivity. Industry mandated standardization has been a major catalyst in the rapid development of bar coding, and management believes that the mandate of standards will continue to proliferate. Zebra also believes that increasing demands for improvements in productivity and quality in commercial and service organizations will lead to increased use of automatic identification systems.

PRODUCTS

    The Company's products consist of a broad line of computerized demand bar code label printers and print engines, specialty bar code labeling/ticketing materials, ink ribbons and PC-based bar code software. These products are integrated to provide automatic identification labeling solutions for manufacturing, business and industrial applications. The Company's equipment and supplies are designed for operating at the user's location to produce bar coded labels in extremely time-sensitive and physically demanding environments. The Company works closely with its distributors, other resellers and the end users of its products to fashion labeling solutions which meet the technical demands of the end user. To achieve this, the Company provides its customers with the ability to configure printing systems with various options available on the Company's systems. Additionally, the Company will select and, if necessary, create appropriate labeling stock, ink ribbons and adhesives to suit the particular intended use. In-house engineering personnel with years of experience in the disciplines of software, mechanical, electronic and chemical engineering all participate in the creation and realization of bar code solutions for particular applications.

    LABEL PRINTING SYSTEMS. The Company produces a broad range of "on demand" thermal transfer and direct thermal bar code label printers with, the Company believes, more models, options and features than any of its competitors. Zebra manufactures 8 thermal transfer label printing systems, which range in list price from $1,395 to $7,495, direct thermal printers which range in list price from $595 to $895, and a high performance print engine for label applicator systems. The Company's products include hundreds of optional configurations which can be selected as necessary to meet particular customer needs. Zebra's printing systems, and their prices, vary based upon performance criteria including label width, speed, image density and optional features. Zebra's thermal transfer product line is split into two parts: the Performance Line-TM- and the Value-Line-TM-. The Performance Line-TM- consists of four basic models targeted at applications that require continuous operation in high output, mission critical operations. These units provide a wide variety of option configurations, features, print widths, dot densities and speeds. The four units comprising the Value Line-TM- are targeted at distributed printing applications where heavy duty cycles are less important. These units have fewer option configurations and features, but are offered at a significantly lower price. The A-100 and A-300 direct thermal, and the T-300 thermal transfer Personal Printers, the Company's new offerings in the sub-$1,000 market, are targeted at applications where convenience, ease of use, small size and price are important to the user. The Company's 170PAX print engine is targeted at manufacturers of high speed automatic label applicator systems. This product contains options and performance characteristics not available on competitive products.

    In addition to use in demand printing situations, the Company's products can also be used to meet customers' needs for continuous duty production of small or large quantities of custom bar code labels and other graphics, permitting on-site label production with less lead time and more efficient use of supplies than off-site printing can provide. Management believes that of the major on-site printing technologies, thermal transfer is best suited for most industrial applications. Thermal transfer printing produces dark and solid blacks and sharply defined lines which are important for printing readily scannable bar codes. In addition, thermal transfer printing creates the image very near the edge of the printer so that no blank areas must be fed out before the label exits the printer. Finally, this technology permits the use of many different label materials, adhesives and inks and produces durable images.

    The Company's printing systems incorporate Company-designed computer hardware, electro-mechanisms and software which operate the printing functions of the system and communicate with the host computer. All Zebra printing systems, except the A-100 personal printer, operate using Zebra Programming Language ("ZPL-Registered Trademark-") and Zebra Programming Language II ("ZPL II-Registered Trademark-"), proprietary printer driver languages which were designed by the Company and are compatible with virtually all computer operating systems, including UNIX, MS/DOS and Windows. ZPL-Registered Trademark- and ZPL II-Registered Trademark- allow users of the Company's systems to replace older Zebra printers with newer equipment, which is plug and software compatible and therefore requires no reprogramming, to operate different Zebra equipment for different applications using standardized programs and to integrate printers into a network using additional software available from the Company. Management believes ZPL-Registered Trademark- and ZPL II-Registered Trademark- give the Company a competitive strength by ensuring compatibility across the full family of the Company's present and future printer products and by facilitating system upgrades and customer loyalty to Zebra products. Certain independent software vendors have written label preparation programs with ZPL-Registered Trademark-and ZPL II-Registered Trademark- drivers specifically for Zebra printers. ZPL-Registered Trademark- and ZPL II-Registered Trademark- label format programs can be run on a personal computer with ordinary word processing programs, making ZPL-Registered Trademark- and ZPL II-Registered Trademark- particularly adaptable to PC based systems.

    In 1996, the Company upgraded the Zebra 105S printer to include 300 dpi capability. The Zebra 105S and 160S printers, both feature a rugged metal case and full roll internal rewind at a Value-Line-TM- price. The Company's STRIPE-Registered Trademark- printer product line rounds out the Value-Line-TM-family of products. The Model S-500 at a list price of $1,795 and S-300 at a list price of $1,395 are the lowest priced printers in the Value-Line-TM-. These units employ design concepts that have allowed the Company to offer these products at a lower price point in the market but with performance, quality, reliability and durability equal to more expensive models.

    In 1996, the Company began shipping the 220XiII-TM- and the 170PAX print and apply engine from its Performance Line-TM- products. The Zebra 220XiII-TM-printer is a wide-web printer that rounds out the Performance Line-TM- family of printers which includes the 170XiII-TM-, 140XiII-TM-, and 90XiII-TM-. These printers are based on an advanced electronics package that includes dual microprocessors based on RISC technology. As a result, these printers offer greatly increased print speed, dramatically reduced formatting time, improved throughput and image resolution. The 170PAX print and apply engine, also based on XiII electronics, is the Company's first product offering in the component sector of the automatic identification market. The print and apply engine is designed to increase print speeds, reduce formatting times, and improve image resolution in comparison to competitive products.

    Sales of the Company's printer line accounted for $66,143,000 in the six months ended June 28, 1997, $120,889,000 in the fiscal year ended December 31, 1996, $106,778,000 in 1995, and $74,666,000 in 1994. These sales amounted to
74.4%, 73.7%, 73.5%, and 69.7% of the Company's total net sales in the six months ended June 28, 1997 and in each of the last three fiscal years, respectively.

    SUPPLIES. The Company sells label/ticketing stock, custom labels and tags, and thermal transfer ribbons worldwide, to support its printing systems and systems users. Zebra supplies are selected for a particular user's needs based on the specific application and environment in which the labeling system must operate. Critical criteria include levels of abrasion, possible exposure to chemicals and liquids, variations in both the environment (such as temperature or humidity) in which the labels will be used and the surfaces to which the labels will be affixed. These factors are all taken into account in selecting the type of ribbon, the type of labeling material and the adhesive to be used. Zebra supplies include proprietary ribbon formulations developed according to Company specifications. Zebra develops its printers and supplies contemporaneously, as if they were a single unit, to optimize performance of Zebra printers and genuine Zebra supplies. Performance is typically measured as a function of both print speed and print quality and both these factors can be adversely affected by the use of supplies that are not suited to particular printers. Because of the close relationship between the printing system, the supplies and the specific applications, the Company sells supplies together with printing systems. In addition, the Company sells supplies to existing users of its printing systems. Zebra promotes the use of Zebra supplies with Zebra equipment. Management believes that owners of Zebra's printing systems purchase Zebra supplies to attain peak performance and optimum print quality and to minimize costly downtime and malfunctions in their automatic identification systems. Supplies sales in the six months ended June 28, 1997 and the fiscal years ended December 31, 1996, 1995, and 1994 were $20,683,000, $39,538,000,
$36,033,000, and $30,140,000, respectively, comprising 23.3%, 24.1%, 24.8%, and
28.1%, of total net sales, respectively

    MAINTENANCE SERVICES. The Company provides service for its printing systems with depot repair at its Vernon Hills, Illinois facility and its distributors' locations in addition to on-site service, which is provided by distributors and Wang Laboratories, Inc. ("Wang"). Under a service support agreement, Wang and the Company share the revenue for on-site service contracts sold by Wang for Zebra printing systems installed in the United States. The Company in turn provides maintenance parts as needed to repair units under contract. IBM also provides service for the Company's products. This technical support is available to end users and to the Company's distributors and resellers. International maintenance service is handled by the Company's distributors in each country, either directly or through service agents. Zebra provides service and technical support assistance from in-house support personnel located both in the United States and the United Kingdom who are available by telephone hotline five days a week during regular business hours.

SALES, MARKETING AND CUSTOMERS

    SALES. The Company sells its products in the United States and internationally through a multi-channel distribution system including distributors, VARs, OEMs, and international accounts. Software is sold principally through PC software catalogs in addition to the Company's traditional channels. This multi-channel distribution system purchases, warehouses, and sells a variety of automatic identification components including printers, supplies, scanners, and application software, and brings system integration expertise to the end users. Two of the Company's distributors are classified as National Distributors because of their broad territorial representation within the United States. Other distributors have qualified for Zebra Solution Center (ZSC) status. ZSCs carry the full range of Zebra printers and supplies, and focus on providing a Zebra bar code solution to their customers. VARs, OEMs and systems integrators provide customers with a variety of automatic identification components including scanners, accessories, applications software and systems integration expertise, and, in the case of some OEMs, then resell the products under their own logos.

    The Company utilizes 72 U.S. and approximately 100 international resellers. The resellers typically cover specific geographic areas of the United States and 70 other countries around the world. The Company has a subsidiary in the United Kingdom that serves as a sales office, product distribution warehouse and service center. For the six months ended June 28, 1997 and the fiscal years ended December 31, 1996, 1995, and 1994, sales to international customers comprised 47.2%, 45.8%, 45.2% and 39.8%, respectively, of total net sales for the Company.

    Because of the wide variety of end users and applications for the Company's products and because the Company's products are frequently integrated with products from other manufacturers to form a complete automatic identification system, management believes that it is more effective to sell printing systems principally through multiple distributors and resellers with defined market niche expertise and presence rather than directly to end users. By forming relationships with distributors who serve various submarkets and types of end users and who have existing customers and in-place sales and distribution networks which identify new customers and sales opportunities, the Company is able to reach end users throughout the world in a variety of industries. The Company may designate a customer as a key account when purchases of Company products reach certain levels. Zebra sales personnel, together with the Company's distribution partners, manage these accounts to ensure their complete needs are met, including consistent support for projects and applications around the world.

    MARKETING. The Company's marketing operations include product management, marketing communications, technical services, training, market research and market development functions. The product management group specifies new products and product enhancements that create customer value, and manages product positioning and introductions. The marketing services group operates as an internal advertising and public relations resource. This group, working with advertising agencies and contractors, creates advertising, brochures and documentation, manages trade show exhibits and places articles highlighting applications of Zebra products in trade and industry publications. The technical services group offers technical support to the Company's distribution channels and end users of the Company's products. These services include, among other things, a hotline staffed by experienced technical personnel and, when necessary, trips to customer sites. The Company's market research group is a strategic planning, research oriented group, which focuses on market definition and analysis of Company and competitor strengths. This group identifies and analyzes market opportunities for current, planned and potential products, and gathers and analyzes competitive and market intelligence. The market development group is responsible for the development of new market opportunities and relationships with key customers, vendors and government regulatory and industry standards committees. This group also prepares speeches, application training and seminars which are presented around the world to industry and customer groups.

    CUSTOMERS. The Company estimates that it presently has over 250,000 bar code printing systems installed at approximately 25,000 user sites around the world. Sales to The Peak Technologies Group, Inc., one of the Company's National Distributors, accounted for more than 20.0% of the Company's total net sales in the fiscal year ended December 31, 1996 and 16.8% in the six months ended June 28, 1997.

MANUFACTURING

    The Company's strategy is to create and produce production designs which optimize product performance, quality, reliability, durability and versatility. These designs facilitate cost-efficient materials sourcing and assembly methods with high standards of workmanship. The Company has aggressively pursued a manufacturing strategy of increasing control over the manufacture of its hardware products by developing in-house capability to produce all mechanical and electronic assemblies, and it has designed many of its own tools, fixtures and test equipment. The Company's manufacturing engineering staff is dedicated to co-engineering new products with Zebra's new products engineers and with vendors, thereby creating products that are highly manufacturable, and to specifying and designing manufacturing processes and facilities simultaneously with product design.

RESEARCH AND DEVELOPMENT

    The Company devotes significant resources to developing new products to serve the needs of targeted markets, providing bar code solutions to users of the Company's printing systems and developing new and reliable products that have a high degree of manufacturability. The Company spent $5,167,000, $9,850,000, $7,771,000, and $5,835,000, in the six months ended June 28, 1997 and the fiscal years ended December 31, 1996, 1995, and 1994, respectively, on research and development.

                              SELLING STOCKHOLDERS

    The Selling Stockholders are as follows:

                                              SHARES BENEFICIALLY OWNED PRIOR TO OFFERING                 SHARES BENEFICIALLY
                                                                                                          OWNED AFTER OFFERING
                                              -------------------------------------------               ------------------------
                                                                          % OF COMBINED     NUMBER OF
                                                                             VOTING          SHARES
             NAME                   CLASS      NUMBER     PERCENT(1)       POWER(1)(2)     OFFERED(3)    NUMBER     PERCENT(4)
-------------------------------     -----     ---------  -------------  -----------------  -----------  ---------  -------------
Edward L. Kaplan(5)............           A          --           --               --               0          --           --
                                          B   2,736,504(6)        11.3%          30.6%      1,153,710   1,582,794          6.5%
Carol K. Kaplan................           A          --           --               --               0          --           --
                                          B     563,800(7)         2.3%           6.3%        237,698     326,102          1.3%
Gerhard Cless(8)...............           A     140,000(9)           *              *               0     140,000            *
                                          B   2,812,052 10)        11.6%          31.4%       344,000   2,468,052         10.2%
Ruth I. Cless..................           A          -- 11)          --            --               0          --           --
                                          B   1,104,740 12)         4.6%          12.3%       320,936     783,804          3.2%


                                   % OF COMBINED
                                      VOTING
             NAME                   POWER(2)(4)
-------------------------------  -----------------
Edward L. Kaplan(5)............             --
                                          22.3%
Carol K. Kaplan................             --
                                           4.6%
Gerhard Cless(8)...............              *
                                          34.7%
Ruth I. Cless..................             --
                                          11.0%

------------------------------

*  Less than one percent.

(1) Percentages based upon 17,002,342 shares of Class A Common Stock and 7,255,404 shares of Class B Common Stock outstanding on August 8, 1997.

(2) Each share of Class A Common Stock has one vote and each share of Class B Common Stock has ten votes.

(3) Assumes no exercise of the Underwriters' over-allotment option. If such option is exercised, Mr. Kaplan, Mrs. Kaplan and Mr. Cless will sell up to an additional 173,057, 35,654 and 99,740 shares, respectively. Following such sale, Mr. Kaplan, Mrs. Kaplan and Mr. Cless would own 5.8%, 1.2% and 9.8%, respectively, of the combined outstanding Class A and Class B Common Stock (with 20.6%, 4.3% and 34.7%, respectively, of the combined voting power).

(4) Percentages based upon the number of shares of Class A Common Stock and Class B Common Stock outstanding on August 8, 1997, after giving effect to the offering of the shares hereby.

(5) Mr. Kaplan is the Chairman and Chief Executive Officer of the Company and has also served as President of the Company since April 1997 on an interim basis.

(6) Excludes 563,800 shares which may be deemed held of record or beneficially by Mr. Kaplan's wife, Carol, which may be deemed to be beneficially owned by Mr. Kaplan.

(7) Excludes 2,736,504 shares which may be deemed held of record or beneficially by Mr. Kaplan, which may be deemed to be beneficially owned by Mrs. Kaplan.

(8) Mr. Cless is the Company's Executive Vice President for Engineering and Technology and Secretary and a member of the Board of Directors.

(9) Includes 140,000 shares held by a foundation of which Mr. Cless is a director.

(10) Includes 344,000 shares held by Jerry I. Rudman, as Trustee under the Gerhard Cless 1990 Income Trust, which shares are being sold in the offering. Excludes 1,104,740 shares held of record or beneficially by Mr. Cless' wife, Ruth, which may be deemed to be beneficially owned by Mr. Cless.

(11) Excludes 140,000 shares held of record or beneficially by Mr. Cless which may be deemed to be beneficially owned by Mrs. Cless.

(12) Includes 320,936 shares held by Jerry I. Rudman, as Trustee under the Ruth
    I. Cless 1990 Income Trust, which shares are being sold in the offering. Excludes 2,812,052 shares held of record or beneficially by Mr. Cless, which may be deemed to be beneficially owned by Mrs. Cless.

    Upon its sale in this offering, each share of Class B Common Stock sold by the Selling Stockholders automatically converts into a share of Class A Common Stock.

    The Company's executive officers, directors, and their families and family trusts, will in the aggregate beneficially own substantially all of the outstanding Class B Common Stock, which will represent approximately 21.4% of the Company's outstanding shares, and approximately 73.2% of the voting power, of Common Stock after this offering. Holders of the Class B Common Stock are entitled to 10 votes per share, while holders of the Class A Common Stock are entitled to only one vote per share. As a result, the holders of the Class B Common Stock, if acting together, would be able effectively to control most matters requiring approval by the stockholders of the Company, including the election of all of the directors. If at any time the number of outstanding shares of Class B Common Stock represents less than 10% of the total number of outstanding shares of both classes of Common Stock, then such outstanding shares of Class B Common Stock will automatically convert into an equal number of shares of Class A Common Stock. Certain provisions of the Company's Bylaws and Certificate of Incorporation could have the effect of delaying, deferring or preventing a change in control of the Company.

    Certain of the Company's directors, officers and stockholders own Unique Building Corporation, which transacts business with the Company. Such ownership could result in conflicts of interest for such directors, officers and stockholders in situations where the Company's interests and those of such other companies are not identical.

                                  UNDERWRITING

    William Blair & Company, L.L.C., The Robinson-Humphrey Company, Inc. and Montgomery Securities (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Selling Stockholders the aggregate number of shares of Common Stock (excluding the over-allotment shares) set forth opposite each Underwriter's name below:

                                                                                     NUMBER OF
UNDERWRITERS                                                                          SHARES
----------------------------------------------------------------------------------  -----------
William Blair & Company, L.L.C....................................................
The Robinson-Humphrey Company, Inc................................................
Montgomery Securities.............................................................
                                                                                    -----------
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriters, the Underwriting Agreement provides, in certain circumstances, that purchase commitments of the nondefaulting Underwriters may be increased or such Underwriting Agreement may be terminated.

    The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession of not more than $      per
share. Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After the
shares are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

    Certain Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 308,451 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

    The Company, the Selling Stockholders and the Company's directors and executive officers have agreed, subject to certain gifting exceptions, that they will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any shares of Common Stock or register any shares of Common Stock for sale under the Securities Act, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of William Blair & Company, L.L.C., except that the Selling Stockholders may sell shares pursuant to the over-allotment option. The Underwriters have provided services to the Company in the past and received customary compensation.

    The Representatives have advised the Company that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions that may stabilize, maintain or otherwise affect the market price of the Common Stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. A "stabilizing bid" is a bid for, or the purchase of, the Common Stock on behalf of the Underwriters for the purposes of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is a bid for, or the purchase of, the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting a managing underwriter to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the

Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    One or more of the Underwriters currently act as market makers for the Common Stock and may engage in "passive market making" in such securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 103 would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity's average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. William Blair & Company, L.L.C. from time to time provides and in the past has provided investment banking services to the Company and is serving as the lead manager in this offering.

                                 LEGAL MATTERS

    The legality of the shares of Class A Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois. Winston & Strawn, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Class A Common Stock offered hereby.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

    With respect to the unaudited interim consolidated financial information for the periods ended March 29, 1997 and June 28, 1997, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 29, 1997 and June 28, 1997 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Securities Act.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3

Risk Factors..............................................................    5

Safe Harbor for Forward-Looking Statements................................    6

Use of Proceeds...........................................................    7

Price Range of Common Stock and Dividends.................................    7

Selected Financial Data...................................................    8

Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   10

Business..................................................................   15

Selling Stockholders......................................................   20

Underwriting..............................................................   22

Legal Matters.............................................................   23

Experts...................................................................   23

                                2,056,344 SHARES

                                     [LOGO]

                              CLASS A COMMON STOCK

                              -------------------

                                   PROSPECTUS

                                AUGUST   , 1997
                              -------------------

                            WILLIAM BLAIR & COMPANY

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                             MONTGOMERY SECURITIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Selling Stockholders in connection with the issuance and distribution of the Class A Common Stock pursuant to the Prospectus contained in this Registration Statement.

                                                                                             TO BE PAID
                                                                                                 BY
                                                                                            THE SELLING
                                                                                            STOCKHOLDERS
                                                                                            ------------
Securities and Exchange Commission registration fee.......................................   $   22,305
Nasdaq filing fee.........................................................................        7,860
Nasdaq listing fee........................................................................       --
Accountants' fees and expenses............................................................       25,000
Blue Sky fees and expenses................................................................        3,000
Legal fees and expenses...................................................................       50,000
Transfer Agent and Registrar fees and expenses............................................        5,000
Printing and Engraving....................................................................       40,000
Miscellaneous expenses....................................................................       46,835
                                                                                            ------------
  Total...................................................................................   $  200,000
                                                                                            ------------
                                                                                            ------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article Ninth of the Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors to the full extent permitted by the Delaware General Corporation Law and may indemnify its officers to such extent, except that the Company shall not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (ii) for any amounts paid in settlement of an action indemnified against by the Company without the prior written consent of the Company. With the approval of its stockholders, the Company has entered into indemnity agreements with each of its directors and certain of its officers. These agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' liability insurance if available on reasonable terms.

    In addition, Article Eighth of the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit.

    Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

    The Company has an insurance policy which entitles the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

ITEM 16. EXHIBITS.

  1    Form of Underwriting Agreement.
  3.1  Certificate of Incorporation of the Registrant, as amended.
  3.2* Bylaws of the Registrant.
  3.3** Amendment to Bylaws of the Registrant.
  3.4* Specimen stock certificate representing Class A Common Stock.
  5    Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent).
 24.1  Consent of KPMG Peat Marwick LLP.
 24.2  Acknowledgement Letter of KPMG Peat Marwick LLP regarding unaudited interim financial information.
 24.3  Consent of Katten Muchin & Zavis (contained in their opinion filed as
         Exhibit 5 hereto).
 25    Power of Attorney (contained on the signature page hereto).

------------------------

* Filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1, File No. 33-41576, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the Registrant's 1992 Annual Report on Form 10-K and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

    The Registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on August 8, 1997.

                                ZEBRA TECHNOLOGIES CORPORATION

                                By:             /S/ EDWARD L. KAPLAN
                                     -----------------------------------------
                                                  Edward L. Kaplan
                                        CHIEF EXECUTIVE OFFICER AND CHAIRMAN

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Edward L. Kaplan, Charles R. Whitchurch and Matthew S. Brown, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-3 (including any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chief Executive Officer
     /s/ EDWARD L. KAPLAN         (Principal Executive
------------------------------    Officer), Chairman and      August 8, 1997
       Edward L. Kaplan           Director

      /s/ GERHARD CLESS
------------------------------  Executive Vice President,     August 8, 1997
        Gerhard Cless             Secretary and Director

                                Chief Financial Officer
  /s/ CHARLES R. WHITCHURCH       and Treasurer (Principal
------------------------------    Financial and Accounting    August 8, 1997
    Charles R. Whitchurch         Officer)

  /s/ CHRISTOPHER G. KNOWLES
------------------------------  Director                      August 8, 1997
    Christopher G. Knowles

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------
      /s/ DAVID P. RILEY
------------------------------  Director                      August 8, 1997
        David P. Riley

     /s/ MICHAEL A. SMITH
------------------------------  Director                      August 8, 1997
       Michael A. Smith

                               INDEX TO EXHIBITS

                                                                                                           SEQUENTIAL
 EXHIBITS                                            DESCRIPTION                                            PAGE NO.
-----------  --------------------------------------------------------------------------------------------  -----------
      1      Form of Underwriting Agreement.

      3.1    Certificate of Incorporation of the Registrant, as amended.

      3.2*   Bylaws of the Registrant.

      3.3**  Amendment to Bylaws of the Registrant.

      3.4*   Specimen stock certificate representing Class A Common Stock.

      5      Opinion of Katten Muchin & Zavis as to the legality of the securities being registered
               (including consent).

     24.1    Consent of KPMG Peat Marwick LLP.

     24.2    Acknowledgement Letter of KPMG Peat Marwick LLP regarding unaudited interim financial information.

     24.3    Consent of Katten Muchin & Zavis (contained in their opinion filed as Exhibit 5 hereto).

     25      Power of Attorney (contained on the signature page hereto).

------------------------

* Filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1, File No. 33-41576, and incorporated herein by reference.

** Filed with the Securities and Exchange Commission as an Exhibit to the Registrant's 1992 Annual Report on Form 10-K and incorporated herein by reference.